Mail Stop 4561

May 22, 2008

VIA U.S. MAIL AND FAX (305)947-1734

Gregory R. Andrews
Executive Vice President and Chief Financial Officer
Equity One, Inc.
1600 N.E. Miami Gardens Drive
North Miami Beach, FL 33179

Re: Equity One, Inc
        File No. 001-13499
        Form 10-K for Fiscal Year Ended
        December 31, 2007
        Form 10-Q for the Quarterly Period Ended
        March 31, 2008

Dear Mr. Andrews:

        We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 35

1.   It appears from your discussion that you have classified the operations and the gain of sale of the Texas properties as discontinued operations. Given that the Company retained a 20% interest in the properties at the time of the initial sale in April 2006, and continued to manage and lease the properties under a management agreement until May 2007, explain to us how you determined that the operations and gain on sale of the property should be reflected as discontinued operations. Reference is made to paragraph 42 of SFAS 144 and EITF 03-13.

Financial Statements

Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Business Combinations, page F-12

2.   We note from your disclosure that it is your policy to not allocate value to customer relationships intangibles in business combinations. Explain to us how your policy complies with SFAS 141 and EITF 02-17.

Securities, page F-13

3.   We note that the you own a 47.9% voting interest in DIM Vastogoed N.V. Given the magnitude of the your voting interest, explain to us how you were able to determine that you do not exercise significant influence over the operations of DIM Vastogoed N.V. Cite the relevant accounting literature in your response.

                                   *   *   *   *

        Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Robert Telewicz, Staff Accountant, at (202) 551-3438 or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Accounting Branch Chief